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SECURI 06008686 ON

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2006

SEC FILE NUMBER
8- 079935

37924

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 / 01 / 05___ AND ENDING ___12 / 31 / 05___

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MANAGEMENT CONSULTANTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3400 DUNDEE RD. SUITE 200

(No. and Street)

NORTHBROOK   IL   60062

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC DAVIS   847-498-8899

                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIGSBY + KOCIAK FINANCIAL GROUP, INC

(Name – if individual, state last, first, middle name)

2021 MIDWEST RD. SUITE 200 OAK BROOK   IL   60523

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 0 8 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___MARC DAVIS___ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___CAPITAL MANAGEMENT CONSULTANTS, INC___ , as
of ___DECEMBER___ , 20 _05_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

```
"OFFICIAL SEAL"
Grace E. Breisch
Notary Public, State of Illinois
My Commission Exp. 09/30/2007
```

Signature

President
Title

Grace E. Breisch
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA

FEB 2 8 2006

153

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

CAPITAL MANAGEMENT CONSULTANTS, INC [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

3400 DUNDEE RD. SUITE 200 [20]
(No. and Street)

NORTHBROOK [21]   *IL* [22]   *60062* [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-37924 [14]

FIRM I.D. NO.
19935 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/05 [24]

AND ENDING (MM/DD/YY)
12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC DAVIS [30]

(Area Code) — Telephone No.
847-498-8899 [31]

OFFICIAL USE

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 ____
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner
2) _____
Principal Financial Officer or Partner
3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GRIGSBY + KOCIAK FINANCIAL GROUP, INC. [70]

ADDRESS

2021 MIDWEST RD SUITE 200 [71] OAK BROOK [72] IL [73] 60523 [74]

| Number and Street | City | State | Zip Code |

CHECK ONE

☒ Certified Public Accountant [75]

☐ Public Accountant [76]

☐ Accountant not resident in United States [77]
  or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CAPITAL MANAGEMENT CONSULTANTS, INC

N 3 | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12 / 31 / 05 | 99 |
SEC FILE NO. 019935 | 98 |

Consolidated | 198 |
Unconsolidated | 199 |

		Allowable		Non-Allowable		Total	
1.	Cash	$ 6,405	200			$ 6,405	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$ 21,062	550	21,062	810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities	22,661	418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430			22,661	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535	10,328	735	10,328	930
12.	TOTAL ASSETS	$ 29,066	540	$ 31,390	740	$ 60,456	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CAPITAL MANAGEMENT CONSULTANTS, INC.

as of _12/31/05_

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	$10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	16,019 [1205]	[1385]	16,019 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] $12	[1390] $14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $9 $ [970]			
2. includes equity subordination (15c3-1(d)) of ... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 16,019 [1230]	$ [1450]	$ 16,019 [1760]

Ownership Equity			
21. Sole Proprietorship		$15 $	[1770]
22. Partnership (limited partners)	$11 ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock		14,500	[1792]
C. Additional paid-in capital		5,500	[1793]
D. Retained earnings		23,437	[1794]
E. Total		44,437	[1795]
F. Less capital stock in treasury		$16 ( )	[1796]
24. TOTAL OWNERSHIP EQUITY		$ 44,437	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 60,456	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of _12/31/05_
CAPITAL MANAGEMENT CONSULTANTS, INC.	

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ _44,437_ | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... [19] ( ) | 3490 |
3. Total ownership equity qualified for Net Capital .... _44,437_ | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................................... | 3520 |
   B. Other (deductions) or allowable credits (List) .... | 3525 |
5. Total capital and allowable subordinated liabilities .... $ _44,437_ | 3530 |
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ _31,390_ | 3540 |
   B. Secured demand note delinquency .... | 3590 |
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... | 3600 |
   D. Other deductions and/or charges .... | 3610 | (_31,390_) | 3620 |
7. Other additions and/or allowable credits (List) .... | 3630 |
8. Net capital before haircuts on securities positions .... [20] $ _13,047_ | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments ....$ | 3660 |
   B. Subordinated securities borrowings .... | 3670 |
   C. Trading and investment securities:
      1. Exempted securities..[18] _1,586_ | 3735 |
      2. Debt securities .... | 3733 |
      3. Options .... | 3730 |
      4. Other securities .... | 3734 |
   D. Undue Concentration .... | 3650 |
   E. Other (List) .... | 3736 | (_1,586_) | 3740 |

10. Net Capital .... $ _11,461_ | 3750 |

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   *CAPITAL MANAGEMENT CONSULTANTS, INC*   as of _12/31/05_

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	*1,068*	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	*5,000*	3758
13. Net capital requirement (greater of line 11 or 12)	$	*5,000*	3760
14. Excess net capital (line 10 less 13)	$	*6,461*	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ²²	$	*9,859*	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	*16,019*	3790
17. Add:			
A. Drafts for immediate credit ²¹ $ _____ 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited $ _____ 3810			
C. Other unrecorded amounts (List) $ _____ 3820	$		3830
18. Total aggregate indebtedness	$	*16,019*	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	*140*	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ²³	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CAPITAL MANAGEMENT CONSULTANTS, INC

For the period (MMDDYY) from₂₄ 01/01/05 `3932` to 12/31/05 `3933`
Number of months included in this statement ___12___ `3931`

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ `3935`
   b. Commissions on listed option transactions .... ▾₂₅ _____ `3938`
   c. All other securities commissions .... _____ `3939`
   d. Total securities commissions .... _____ `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ `3945`
   b. From all other trading .... _____ `3949`
   c. Total gain (loss) .... _____ `3950`
3. Gains or losses on firm securities investment accounts .... (121) `3952`
4. Profit (loss) from underwriting and selling groups .... ▾₂₆ _____ `3955`
5. Revenue from sale of investment company shares .... 91,610 `3970`
6. Commodities revenue .... _____ `3990`
7. Fees for account supervision, investment advisory and administrative services .... 443,663 `3975`
8. Other revenue .... 885 `3995`
9. Total revenue .... $ 536,037 `4030`

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... 6,000 `4120`
11. Other employee compensation and benefits .... 461,177 `4115`
12. Commissions paid to other broker-dealers .... _____ `4140`
13. Interest expense .... _____ `4075`
    a. Includes interest on accounts subject to subordination agreements .... _____ `4070`
14. Regulatory fees and expenses .... 9,200 `4195`
15. Other expenses .... 59,483 `4100`
16. Total expenses .... $ 535,860 `4200`

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 177 `4210`
18. Provision for Federal income taxes (for parent only) .... ▾₂₈ 169 `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ `4222`
    a. After Federal income taxes of .... _____ `4338`
20. Extraordinary gains (losses) .... _____ `4224`
    a. After Federal income taxes of .... _____ `4239`
21. Cumulative effect of changes in accounting principles .... 8 `4225`
22. Net income (loss) after Federal income taxes and extraordinary items .... $ _____ `4230`

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items ... $ (52,082) `4211`

SEC 1696 (02-03) 11 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CAPITAL MANAGEMENT CONSULTANTS, INC

For the period (MMDDYY) from *01/01/05* to *12/31/05*

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ *44,429*	4240
A. Net income (loss)		*8*	4250
B. Additions (Includes non-conforming capital of ... 29 $ _____ 4262)			4260
C. Deductions (Includes non-conforming capital of ... $ _____ 4272)			4270
2. Balance, end of period (From item 1800)		$ *44,437*	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ *N/A*	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   CAPITAL MANAGEMENT CONSULTANTS, INC   as of 12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... __N/A__ | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm▼30 _____ | 4335 | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
▼31 ____ | 4600 |	| 4601 |	| 4602 |	| 4603 |	| 4604 |	| 4605 |
▼32 ____ | 4610 |	| 4611 |	| 4612 |	| 4613 |	| 4614 |	| 4615 |
▼33 ____ | 4620 |	| 4621 |	| 4622 |	| 4623 |	| 4624 |	| 4625 |
▼34 ____ | 4630 |	| 4631 |	| 4632 |	| 4633 |	| 4634 |	| 4635 |
▼35 ____ | 4640 |	| 4641 |	| 4642 |	| 4643 |	| 4644 |	| 4645 |

Total $▼36 _____ | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS
   1.   Equity Capital
   2.   Subordinated Liabilities
   3.   Accruals

CAPITAL MANAGEMENT CONSULTANTS, INC.
YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Phone: (630) 495 - 2955
Fax: (630) 243 - 4437
Email: jkociak@grigsbykociak.com

GRIGSBY & KOCIAK FINANCIAL GROUP, INC.

CERTIFIED PUBLIC ACCOUNTANTS
2021 MIDWEST RD SUITE 200 OAK BROOK, IL 60523

February 9, 2006

National Association of Securities Dealers, Inc.
55 West Monroe Suite 2700
Chicago, IL 60603-5001

RE: Capital Management Consultants, Inc.
      Northbrook, IL

Supervisors or Examiners,

Per your request, we are hereby reporting no differences in the computation of net capital between unaudited Part IIA as previously submitted by Capital Management Consultants, Inc. and the audited Part IIA for the audit period January 1 through December 31, 2005.

No material inadequacies existed for the audit period January 1 through December 31, 2005.

Regards,

Jeffrey Kociak

cc. Marc Davis

Phone: (630) 495 - 2955
Fax: (630) 243 - 4437
Email: jkociak@grigsbykociak.com

GRIGSBY & KOCIAK FINANCIAL GROUP, INC.

CERTIFIED PUBLIC ACCOUNTANTS
2021 MIDWEST RD SUITE 200 OAK BROOK, IL 60523

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Capital Management Consultants, Inc.
Northbrook, Illinois

We have audited the accompanying balance sheet of Capital Management Consultants, Inc. (the "Company") as of December 31, 2005 and the related statement of earnings from operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental schedules included with this report, although not considered necessary for a fair presentation of the financial position and results of operations of the Company, is required as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examinations of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grigsby & Kociak Financial Group, Inc.

Oak Brook, Illinois
February 9, 2006

Phone: (630) 495 - 2955
Fax: (630) 243 - 4437
Email: jkociak@grigsbykociak.com

GRIGSBY & KOCIAK FINANCIAL GROUP, INC.

CERTIFIED PUBLIC ACCOUNTANTS
2021 MIDWEST RD SUITE 200 OAK BROOK, IL 60523

REPORT ON MATERIAL INADEQUACIES

Board of Directors
Capital Management Consultants, Inc.
Northbrook, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Capital Management Consultants, Inc. for the year ended December 31, 2005, we considered its internal control structure over financial reporting in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure over financial reporting.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Grigsby & Kociak Financial Group, Inc.
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure over financial reporting would not necessarily disclose all matters in the internal control structure over financial reporting that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level, the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matter involving the internal control structure over financial reporting and its operations that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet SEC's objectives.

This report is intended solely for the use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Grigsby & Kociak Financial Group, Inc.

Oak Brook, Illinois
February 9, 2006

CAPITAL MANAGEMENT CONSULTANTS, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS
Current Assets:

Cash - Checking Account	$6,405
Short-Term Investments	22,661
Accounts Receivable	21,062
Prepaid Expenses	10,328
Total Current Assets	60,456

TOTAL ASSETS	**$60,456**

LIABILITIES & SHAREHOLDERS' EQUITY

LIABILITIES
Current Liabilities:

Advisory Fee Payable	$15,783
Accrued Income Taxes	237
Total Current Liabilities	16,020
Total Liabilities	16,020

SHAREHOLDERS' EQUITY

Common Stock	14,500
Paid-in-Capital	6,500
Retained Earnings	23,437
Total Shareholders' Equity	44,437

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$60,456**

See Notes to Financial Statements and Independent Auditor's Report

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF EARNINGS FROM OPERATIONS
AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2005

Revenues:

Commission and Advisory Income	$535,272
Dividend and Interest Income	885
Loss on Securities Investment Account	(121)
Total Revenues	536,037

Operating Expenses:

Advertising & Brochures	395
Computer	3,624
Depreciation	694
Dues & Subscriptions	2,100
Filing Fees	9,250
Insurance	6,318
Newsletter, Postage & Printing	1,357
Occupancy	6,000
Office Costs	15,429
Other Taxes	264
Payroll Tax	575
Professional Fees	16,081
Promotion & Travel	1,762
Salary-Officers	6,000
Seminars	2,525
Telephone	2,220
Total Operating Expenses	535,770

Net Income From Operations Before Income Tax	267
Provision For Income Tax	259
Net Income from Operations	8
Retained Earnings - Beginning of Year	23,429
Retained Earnings - End of Year	**$23,437**

See Notes to Financial Statements and Independent Auditor's Report

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:

Net Income	$8
Adjustments to Reconcile Net Excess Revenue (Expense)	
To Net Cash Used By Operating Activities:	
Depreciation	694
Net Realized (Gain) on Investments	(765)
Changes in Operating Assets & Liabilities	
(Increase) in Accounts Receivable	(3,128)
(Increase) in Prepaid Expenses	(1,031)
Increase in Advisory and Commissions Payable	2,295
(Decrease) in Income Tax Payable	(703)
Total Adjustments	(2,638)
Net Cash Flows (Used) in Operating Activities	(2,630)

Cash Flows from Investing Activities:

Purchases of Equipment	(693)
Net Cash Flows (Used) in Investing Activities	(693)
Net (Decrease) in Cash and Cash Equivalents	(3,323)
Cash Balance - Beginning of Year	9,728
Cash Balance - End of Year	**$6,405**

See Notes to Financial Statements and Independent Auditor's Report

7

CAPTITAL MANAGEMENT CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-BUSINESS ACTIVITY

The Company is a registered broker dealer and a member of the National Association of Securities Dealers, Inc. It has been registered with the Securities and Exchange Commission and the State of Illinois Securities Department. The Company was incorporated under laws of the state of Illinois on September 1, 1987.

NOTE 2 - FEDERAL AND STATE INCOME TAX EXPENSE

The Company has provided for $147 of federal income tax expense and $90 of state income tax expense. The current period income of $267 at a combined marginal tax rate of 22.3% for income tax purposes adjusted for 50% of promotion expenses. In addition, $22 of federal income tax expense has been incurred from the prior year.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to rule 15c 3-1 of the Securities Exchanges Act of 1934 which requires the Company to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1. In addition, net capital shall not be less than $5,000. At December 31, 2005, net capital was $11,461 and the ratio of aggregate indebtedness to net capital was 140%.

NOTE 4 - SHORT-TERM INVESTMENTS

The Company has an investment in a money market account the principal investments of which consist of government obligations. The asset is valued at market value which is equal to $22,661 at December 31, 2005.